Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

October 27, 2011

Jennifer Thompson
Elizabeth Sellars
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (703) 813-6980

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 18, 2011
File No. 001-13314

Dear Ms. Thompson and Ms. Sellars:

We refer to your comment letter dated September 30, 2011 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (the “Commission”) on April 18, 2011 with the file number 001-13314 (the “Comment Letter”).  We received the Comment Letter via facsimile on October 11, 2011 and you have kindly extended the deadline of responding to October 31, 2011.  Set forth below are our responses to your comments raised in you letter.  For your convenience, we have also restated your comments below in italics.

Form 20-F for the fiscal year ended December 31, 2010

Item 17.  Financial Statements, page 99

Note 2.  Principal Accounting Policies, page F-10

(a) Basis of Presentation, page F-10

1.	We note your response to comment four in our letter dated September 15, 2011 and have the following additional comments:

•
Please explain to us, and clearly disclose in future filings, why the total amount of land use rights seen in Note 11 as of December 31, 2010 and 2009 does not equal the balance presented on the face of your Consolidated Balance Sheets for the line item titled “Land use rights.” If the current portion of your land use rights is classified on a different line item on the face of your Consolidated Balance Sheets, please disclose in your footnotes the line item in which the current portion is classified.

Response:

The balance of the line item titled “Land use rights” presented in the Consolidated Balance Sheets included the prepayments for land use rights under operating leases and the land use rights under finance leases, which equals to the total balance shown in the first table in Note 11. The movement in Note 11 is only for the land use rights under finance leases as stated in the heading immediately above the movement table.

•
Please tell us, and clearly disclose in future filings, how the land use rights in the PRC and in Singapore differ such that you concluded that the land use rights in the PRC should continue to be accounted for as operating leases while the land use rights in Singapore should be changed to finance leases.

Response:

Under the existing laws and regulations of the PRC, there is no clear guidance on whether the leasehold land could be renewed or not. As relevant land laws and regulations only came out in early 1980s and given the shortest lease terms of 30 years, there is no pervasive renewal history in the PRC.  In addition, the renewal premium which depends on the types of land leases (such as industrial, residential and recreational uses) remain unclear and different views (such as renewal terms and premium) existed among provinces and municipalities. With consideration of the uncertainties mentioned above, the Company cannot conclude that at the inception of the lease, the present value of the minimum lease payments amount to at least substantially all of the fair value of the underlying land. Therefore, the Company considered land use rights in the PRC as operating leases.

However, the legal structure governing the conveyance of long term leasehold interests in Singapore effectively treats a sale and purchase of such interests as a complete transfer of the risks and rewards incident to ownership of those interests.  A lease of long term leasehold interests differs very little from buying a property outright.  Provided the land scarcity in Singapore for selecting another power plant site and there are only a few key power generation players in the region (termination of any one of them, including Tuas Power, can have potential significant adverse impact on the country), the Company believes they can renew the lease contracts when taking into account together with the existing relevant laws and regulations in Singapore. As such, the Company considered the land use rights in Singapore as finance leases.

The Company respectfully advises the Staff, that it has considered it not necessary to disclose the analysis of the classification of the land use rights leases in future filings because the Company believes that it is not a critical accounting judgment as the classification has no impact on the balance and related amortization amount (please kindly refer to our letter dated September 28, 2011 on response to Q. 4 of your last comment letter for detailed explanations).

•
We note your response to our prior comment indicates that the finance lease disclosures required by IAS 17 are provided in Note 11; however, it is unclear to us how the disclosures in Note 11 satisfy each requirement of paragraph 31 of IAS 17. Specifically, it is unclear to us where you have provided a general description of the material leasing arrangements. Additionally, it appears that a similar disclosure should be made to describe the material leasing arrangements for the land use rights accounted for as operating leases. Please advise.

Response:

For the requirement of paragraph 31 (a) of IAS 17, the Company has disclosed the carrying amount of the land use rights under finance leases in the movement table in Note 11. For the requirements of paragraph 31(b), as the Company and its subsidiaries are required to make prepayments (representing the entire lease payments) on the first day for the leases of land, there is no liability recorded in the Company's Consolidated Balance Sheets. Since there are no contingent rents recognised and also there is no sublease payment arrangement, no disclosure required under paragraph 31 (c) and (d) was provided. For the general description requirements of paragraphs 31(e) and 35 (d), except for the different duration of the lease terms, there were no contingent rents, purchase options or escalation clauses as well as restrictions imposed for all leases of land use rights in the PRC and Singapore.  The Company will renew these lease contracts according to the operations of the Company and the related regulations of respective countries.  The following statements will be provided in the future filings:

“All the land located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries.  The Company and its subsidiaries will renew those leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.”

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board Huaneng Power International, Inc.